INVEST IN **KARE MOBILE**

Bringing Dentists To Those Who Need Them

PITCH VIDEO INVESTOR PANEL


kare
kare

LEAD INVESTOR



Patrick Henshaw Managing Director - Render Capital

We truly believe that Kare Mobile is going to change the dental industry with their innovative model that both increases equitability for patients and profitability for dentists. Dr. Watson has the right experience in both business and dentistry to create and scale this company. The team, product, and the heart to build a better dental system will allow Kare Mobile to be successful and Render Capital is honored to support his journey with our capital.

Invested $20,000 this round & $250,000 previously

kare.mobi Louisville KY

Software | Infrastructure | Technology | Automotive | Minority Owned

Highlights

1. We are an impact-driven startup creating oral health equity within the dental care industry. 🦷
2. We have already successfully raised over $1,000,000 in capital. 🚀
3. Our CEO has 20+ years of experience in the industry and we are backed by seasoned investors. 👏
4. We have helped launched 7 mobile dental clinics in 2021. 🚐
5. The dental industry generates nearly $140 billion annually. 📈
6. We formulated a $500K partnership with Delta Dental, Ford Motor Co., and Lightship Foundation. 🤝

7. With our mobile clinic a dentist can realize a 2.5X ROI compared to brick and mortar.
6. We formulated a $500K partnership with Delta Dental, Ford Motor Co., and Lightship Foundation. 🤝

7. With our mobile clinic a dentist can realize a 2.5X ROI compared to brick and mortar. 💰
8. Our model is designed to reduce fixed operating costs of providing dental services. 🪥

Our Team



Kwane Watson CEO

An accomplished dentist and entrepreneur with over twenty years of experience who is dedicated to transforming dentistry by increasing access to dental services in dental deserts.



Ivan Davis CTO

An expert technologist with an impeccable resume, Ivan has experience at the intersection of technology and transportation having worked for Uber as a Hybrid Expert.



Stacy Miller Director of Operations

A Navy veteran with 7 years of hygiene experience and operator of a mobile clinic for a year and a half. Stacy is a registered hygienist who is dedicated to community and family.



Dr. Cliff Maesaka Supporter and Advisor

Served as CEO of Delta Dental of Kentucky for 22 years.



Margaret Trimer Supporter and Advisor

An experienced executive officer with a demonstrated history of leading high performing teams in the education, non-profit and insurance industries.

Why You Should Invest

The Problem

There are 63 million people that live in dental deserts. A dental desert is a community baron of sufficient access points to meet the needs of the community. Oral health equity is a huge problem in communities throughout the United States and the world. A recent news report titled the **State of Decay** describes the access problem in one rural Kentucky county that has not had a dental provider since the mid 1970's. But this is not just a rural problem. In the West Louisville neighborhood of our hometown of Louisville, KY, we have experienced a 90% reduction in access locations since the 1990's.

The question is where are the providers?

The short answer: costs are increasing. The costs of opening and running a brick and mortar practice has significantly increased over the years alongside increased costs for labor and labor shortages. Add to this low to flat rate insurance reimbursements and you have a perfect storm of reasons why it is extremely difficult to run profitable practices in certain locations.

Our Solution

Since 2017 Kare Mobile has been focused on solving America's oral health access problems using innovation and technology. In 2018 we launched our proprietary software that was developed to connect Medicaid patients to dentists for same day treatment. The software was designed to connect the two parties based on location, insurance, availability of the dentist and skill set of the dentist.

To monetize the company in 2019 we pivoted to providing comprehensive concierge mobile dental services in Jefferson County, Kentucky. These services were provided directly to the consumer in our proprietary designed single chair mobile dental units. The launch of our mobile dental division was a huge success and a turning point for our company as we became the first Mobile Dental Service Organization (DSO) developed and designed to manufacture our proprietary vans, with tech enabled software that allows the provider to optimize their routes which increases efficiency and profitability.

We also support our customers by providing ongoing consultation and services such as Revenue Cycle Management and Call Center Services. Our mobile dental vans are the safest way to provide dental services during the pandemic. Features like UV light and air filtration provides a safe, convenient option for patients seeking comprehensive services conveniently at home, school, or work. Our reduced overhead allows us to fractionally serve communities others can not. We want to empower providers to have ownership and rebuild relationships with their patients they serve.



Our model helps dental practices:

- Launch inexpensively.

- Reduce fixed overhead by using our support services.

- Optimize their routes with our proprietary schedule optimization software.

Traction and Growth

Our company's global revenue will eclipse $2,000,000 in 2021 with representation in seven states by independent licensees committed to service and community. We have 8 deals in the pipeline.



Business Model

With a $150,000 starting price to kickstart a mobile dental practice, Kare Mobile is an affordable solution for dentists looking to start their own practice with reduced cost fixed cost and increased flexibility and autonomy.

Use of Funds

With the money raised from this campaign we are looking to leverage the investment to expand our fleet of vans, and reduce our operating cost. We are also looking to take our schedule optimization software from MVP to an enterprise level product. All of this will increase our profitability and make it easier for us to land a leasing partner for vehicles.



Market Opportunity

The dental industry generates nearly $140 billion annually and our total adjustable market is 400,000 oral health care providers. Kare Mobile's goal is to attract 2,000 providers in 5 years to our mobile dental model. We believe our reimagined comprehensive concierge model will bring access to millions of people that so desperately need it.

Forward-looking projections cannot be guaranteed.

Our Unique Advantages

No one else has more experience in the market to provide a full turnkey solution to help a dental provider go from an "idea" to a "fully launched and supported" mobile concierge dental practice. We provide the start they need to get going as well as the ongoing support to succeed.